SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13D
                               Amendment No. 16

                  Under the Securities Exchange Act of 1934

                            CAROLCO PICTURES INC.
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                  143763100
                    (CUSIP Number of Class of Securities)

                            Carolco Pictures Inc.
                            8800 Sunset Boulevard
                        Los Angeles, California  90069
                          Attn: Delana C. Turner
                              (213) 855-7340
          (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                   Copy to:

                           Brian J. McCarthy, Esq.
                     Skadden, Arps, Slate, Meagher & Flom
                      300 South Grand Avenue, Suite 3400
                      Los Angeles, California 90071-3144
                                (213) 687-5000

                               November 10, 1995
                        (Date of Event which Requires
                          Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the
          subject of this Statement because of Rule 13d-1(b)(3) or
          (4), check the following:
                                                                 (   )

          Check the following box if a fee is being paid with this
          Statement:
                                                                 (   )


     CUSIP No. 143763100               13D

      (1) NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          MARIO F. KASSAR

      (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       (a)  ( )
                                                       (b)  ( )

      (3)  SEC USE ONLY

      (4)  SOURCE OF FUNDS*

      (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                            ( )

      (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
           Dominican Republic

                                             : (7)  SOLE VOTING POWER
                                             :       10,324,393
                                             : (8)  SHARED VOTING
      NUMBER OF SHARES BENEFICIALLY          :             0
      OWNED BY EACH REPORTING                :
      PERSON WITH                            : (9)  SOLE DISPOSITIVE
                                             :       10,324,393
                                             :(10)  SHARED DISPOSITIVE
                                             :           0

     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
                      10,324,393

     (12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
           EXCLUDES CERTAIN SHARES*
                                                            ( )

     (13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                      7.0%

     (14)  TYPE OF REPORTING PERSON*
               IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



                    This Amendment No. 16 to the Schedule 13D filed with the Commission on January 9, 1990 by the Reporting Persons, as amended by (a) Amendment No. 1 filed on January 22, 1990, (b) Amendment No. 2 filed on February 1, 1990, (c) Amendment No. 3 filed on March 19, 1990, (d) Amendment No. 4 filed on November 3, 1990, (e) Amendment No. 5 filed on January 12, 1991, (f) Amendment No. 6 filed on October 1, 1991, (g) Amendment No. 7 filed on November 13, 1991, (h) Amendment No. 8 filed on March 25, 1992, (i) Amendment No. 9 filed on April 8, 1992, (j) Amendment No. 10 filed on May 7, 1993, (k) Amendment No. 11 filed on May 26, 1993, (l) Amendment No. 12 filed on October 21, 1993, (m) Amendment No. 13 filed on February 13, 1994, (n) Amendment No. 14 filed on August 16, 1995 and (o) Amendment No. 15 filed on May 12, 1995 (as amended, the "Schedule 13D") is being filed to amend and supplement Items 4 and 5.

                    Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. The information set forth in the exhibits attached hereto is hereby expressly incorporated herein by reference and the responses to each item of this Amendment are qualified in their entirety by the provisions of such exhibits.

          ITEM 4.   PURPOSE OF THE TRANSACTION.

                    Item 4 is hereby amended and supplemented as follows:

                    On November 10, 1995, Mr. Kassar and CPI entered into a Settlement and Consulting Agreement, a copy of which is attached hereto as Exhibit 17 (the "Settlement Agreement"), pursuant to which Mr. Kassar, among other things, (i) resigned as a director and officer of CPI and all subsidiaries and affiliates of CPI; (ii) except for certain claims and rights retained under the Settlement Agreement, waived any claims and rights against CPI under the 1994 Employment Agreement;
          (iii) agreed to provide certain consulting services to CPI; and (iv) agreed to provide certain promotional services to CPI in connection with the initial foreign theatrical release of "Cutthroat Island."

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                    Item 5 is hereby amended and supplemented as follows:

                    Mr. Kassar may be deemed to beneficially own
          10,324,393 shares of Common Stock that are issuable upon the exercise of vested options or options that vest within 60 days of November 10, 1995 in favor of Mr. Kassar, or 7.0% of the shares of Common Stock outstanding. This percentage is based on 147,965,746 shares of Common Stock, the aggregate of the shares of Common Stock outstanding as of November 10, 1995 and the shares of Common Stock that are issuable upon the exercise of vested options or options that vest within 60 days of November 10, 1995 in favor of Mr. Kassar. Mr. Kassar may be deemed to have sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 10,324,393 shares of Common Stock.

                    On each of May 31, 1995, June 30, 1995, July
          31, 1995, August 31, 1995, September 30, 1995 and October 31, 1995, 294,117 options in favor of Mr. Kassar became immediately exercisable.

          ITEM 7.   INFORMATION TO BE FILED AS EXHIBITS.

          Exhibit        Description

             17 Settlement and Consulting Agreement dated November 10, 1995 between Mario F. Kassar and Carolco Pictures Inc.



                                  SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  November 15, 1995

                                   /s/ Mario F. Kassar
                                       Mario F. Kassar




                                EXHIBIT INDEX

          Exhibit        Description

             17          Settlement and Consulting Agreement
                         dated November 10, 1995 between Mario
                         F. Kassar and Carolco Pictures Inc.



                                                          Exhibit 17

                     SETTLEMENT AND CONSULTING AGREEMENT

                    This Settlement and Consulting Agreement is entered into on November 10, 1995 (the "Effective Date") by and between Carolco Pictures Inc., a Delaware corporation (the "Company"), and Mario F. Kassar.

                    WHEREAS, the Company and Mr. Kassar have previously entered into an employment agreement dated as of August 10, 1994 (the "Employment Agreement"); and

                    WHEREAS, the Company and Mr. Kassar have agreed that it is in their best interests to terminate their full-time employment relationship in accordance with the terms hereof as of the Effective Time (as hereinafter defined); and

                    WHEREAS, after the Effective Date, the Company desires to continue to benefit from the experience and ability of Mr. Kassar in connection with certain promotional services relating to the initial foreign theatrical release of "Cutthroat Island" and in the capacity of consultant to the Company; and

                    WHEREAS, Mr. Kassar is willing to commit himself to provide certain promotional services to the Company in connection with the initial foreign theatrical release of "Cutthroat Island" and to serve as a consultant to the Company on the terms and conditions provided herein.

                    NOW, THEREFORE, in consideration of the
          foregoing and the mutual covenants and agreements set forth herein and such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

               1.   Termination of Employment.

                    1.1  Resignation.   As of 2:00 p.m. (Pacific
          Standard Time) on the Effective Date (the "Effective Time"), Mr. Kassar hereby resigns from all positions as a director, officer and employee that he may hold or may have held with the Company and all subsidiaries and affiliates of the Company.

                    1.2 Settlement of Benefits. As consideration for entering into this Agreement, the waiver set forth in
          Section 1.3(a) hereof and the services to be provided to the Company pursuant to Section 2 hereof, Mr. Kassar shall receive, in full settlement, subject to Section 1.3(c) hereof, of any benefits to which Mr. Kassar would otherwise be entitled under the Employment Agreement, the following:

                         (a)  Prior to the Effective Time, the
          Company shall pay to Mr. Kassar an amount in cash equal to $588,947 plus the accrued compensation payable to Mr. Kassar pursuant to Section 2 of the Employment Agreement through and including the Effective Date.

                         (b)  Mr. Kassar hereby retains all of his
          claims and rights under Sections 1.8; 1.10; 2.2, subject to Section 1.3(b) hereof; 2.9; 2.11, with respect to health and insurance plans, benefits or policies only; 4.5; and 5.9 of the Employment Agreement.

                         (c)  The Company shall indemnify Mr.
          Kassar to the extent permitted by the Company's certificate of incorporation, by-laws or applicable law for any claims or expenses related thereto (including attorneys' fees) arising out of or relating to any acts or decisions undertaken by Mr. Kassar in the course and scope of his positions as a director, officer or employee of the Company or any subsidiary of the Company, including the services to be provided to the Company by Mr. Kassar hereunder. The Company shall continue Mr. Kassar as a named insured under any applicable indemnity insurance policies maintained from time to time by the Company for the benefit of its officers and directors to the extent that any such policies are maintained by the Company.

                    1.3 Waiver by Mr. Kassar. (a) Except for the claims and rights retained under Section 1.2(b) hereof, Mr. Kassar hereby waives any and all claims and rights against the Company and each of its subsidiaries and affiliates under the Employment Agreement.

                         (b)  Mr. Kassar hereby agrees to defer
          enforcement of any claim or right against the Company relating to Section 2.2 of the Employment Agreement with respect to all Producer's Fees (as defined in the Employment Agreement) for any Covered Picture (as defined in the Employment Agreement) except "Cutthroat Island" until the date of any sale of the Company's principal assets to a third party.

                         (c)  Notwithstanding any other provision
          of this Agreement, the waiver contained in Section 1.3(a) above shall be null and void and of no effect if Mr. Kassar is made a party to any action, suit or proceeding based upon or relating to his employment with the Company, holding of any office of the Company or any of its subsidiaries or affiliates, service as a director of the Company or any of its subsidiaries or affiliates or otherwise in connection with Mr. Kassar's relationship with the Company or any of its subsidiaries or affiliates, or if any action (other than a proceeding to reject the Employment Agreement or this Agreement in which no person or entity seeks to recover any payment made to or on behalf of Mr. Kassar hereunder) is commenced against Mr. Kassar by or on behalf of the Company, any future bankruptcy estate of Company, any successor to any bankruptcy trustee pursuant to any disposition of the Company's assets under the Bankruptcy Code, including any person or entity appointed pursuant to Section 1123(b)(3)(B) of the Bankruptcy Code, or any creditor or committee of creditors of the Company seeking to recover, under any legal theory, any payment made to or on behalf of Mr. Kassar hereunder.

               2. Retention as a Consultant. The Company shall retain Mr. Kassar, and Mr. Kassar shall serve the Company, as an independent consultant on the terms and conditions set forth below.

                    2.1 Term. The term of the consulting period shall commence as of the Effective Date and shall expire upon the date of any sale of the Company's principal assets to a third party (the "Consulting Period"), unless earlier terminated by reason of Mr. Kassar's death or Disability (as defined in the Employment Agreement) or by the Company for Cause (as defined in the Employment Agreement).

                    2.2 Duties. During the Consulting Period, Mr. Kassar shall provide consulting services to the Company with respect to such matters as may arise from time to time. Mr. Kassar shall perform such services on a limited-time basis, and shall not be required to devote more than such time as may be reasonably necessary to perform his duties hereunder. In this regard, the Company shall provide Mr. Kassar reasonable notice of such consulting obligations and Mr. Kassar's commitments hereunder shall be structured so as not to materially interfere with Mr. Kassar's full or part-time employment (or the pursuit thereof), independent business pursuits or similar activities.

                    2.3  Place of Performance.  Mr. Kassar may
          perform his duties under this Section 2 at such locations as are acceptable to him and the Company or by telephone consultation. To facilitate Mr. Kassar's performance, during the Consulting Period, the Company shall furnish Mr. Kassar with and Mr. Kassar shall be allowed full use of facilities and secretarial and clerical assistance at the Company's offices of a quality, nature and to the extent made available to senior executive employees of the Company from time to time.

                    2.4  Compensation.  Except as otherwise
          provided herein, Mr. Kassar shall not receive any compensation from the Company for the services to be provided by Mr. Kassar under Section 2.2 hereof. Notwithstanding the foregoing, to the extent Mr. Kassar provides consulting services to the Company in addition to those specified in Section 2.2 hereof, the Company shall compensate Mr. Kassar for such additional services at a rate and upon such other terms and conditions as may be agreed upon between the Company and Mr. Kassar.

                    2.5  Reimbursement of Expenses.  The Company
          shall reimburse Mr. Kassar for reasonable business expenses incurred in the performance of Mr. Kassar's duties under this Section 2.

               3. Promotional Services. Mr. Kassar hereby agrees to provide promotional services to the Company on the terms and conditions set forth below.

                    3.1  Duties.  Mr. Kassar shall provide
          promotional services to the Company in connection with the initial foreign theatrical release of "Cutthroat Island." Mr. Kassar shall perform such services on a limited-time basis, and shall not be required to devote more than such time as may be reasonably necessary to perform such services. In this regard, the Company shall provide Mr. Kassar reasonable notice of such obligations and Mr. Kassar's commitments hereunder shall be structured so as not to materially interfere with Mr. Kassar's full or part-time employment (or the pursuit thereof), independent business pursuits or similar activities.

                    3.2  Compensation.  As compensation for the
          services to be performed by Mr. Kassar under Section 3.1, Mr. Kassar shall receive on February 28, 1996 an amount in cash equal to $250,000. The payment of such amount shall be secured pursuant to a letter of credit, escrowed cashier's check or other secured deferred payment mechanism established prior to the Effective Time. The Company acknowledges and agrees that, as of the Effective Time, the Company has no interest in such funds and that the sole condition to payment shall be the passage of time. Notwithstanding the foregoing, to the extent Mr. Kassar provides promotional services to the Company in addition to those specified in Section 3.1, the Company shall compensate Mr. Kassar for such additional services at a rate and upon such other terms and conditions as may be agreed upon between the Company and Mr. Kassar.

                    3.3  Reimbursement of Expenses.  The Company
          shall reimburse Mr. Kassar for actual expenses incurred in the performance of Mr. Kassar's duties under this
          Section 3 consistent with past practice.

               4.   Additional Covenants and Agreements.

                    4.1 Public Announcements. Each party hereto shall consult with each other party hereto before issuing any public statement or announcement with respect to such other party, this Agreement or the transactions contemplated hereby and shall not issue any such public announcement or statement prior to such consultation, except as may be required by law.

                    4.2 Confidentiality. Mr. Kassar acknowledges that in furnishing his consulting services to the Company he will, through the Consulting Period, come into close contact with many confidential affairs of the Company. In recognition of the foregoing, Mr. Kassar covenants and agrees that he will:

                         (a)  keep secret all material confidential
          matters of the Company that are not otherwise in the public domain and will not intentionally disclose them to anyone outside of the Company, either during or after the Consulting Period, except with the Company's written consent; and

                         (b)  deliver promptly to the Company, on
          termination of the Consulting Period or at any other time the Company may so request, at the Company's expense, all memoranda, notes, records, reports and other documents (and all copies thereof) relating to the Company's business that Mr. Kassar obtained while serving or acting on behalf of the Company that Mr. Kassar may then possess or have under his control.

               5.   General.

                    5.1 Attorneys' Fees and Costs. In any action, suit or proceeding brought by either party hereto with respect to this Agreement, its subject matter or the actions, statements or conduct of any or each of the parties in the negotiation, execution or performance of this Agreement, the prevailing party shall be entitled to recover from the other party all costs and expenses incurred in connection therewith, including but not limited to attorneys' fees, attorneys' costs and court costs.

                    5.2  Notices.  All notices and other
          communications hereunder shall be in writing and may be deemed given if delivered personally or sent by certified mail return receipt requested, telex, telegraph or facsimile, at the address set forth below, or such substitute address as may from time to time be designated by like notice.

               the Company:   Carolco Pictures Inc.
                              8800 Sunset Boulevard
                              Los Angeles, California  90069

               Mr. Kassar:    Mr. Mario F. Kassar
                              c/o Brian J. McCarthy, Esq.
                              Skadden, Arps, Slate, Meagher & Flom
                              300 South Grand Avenue
                              Los Angeles, California  90071

                    5.3  Governing Law.  This Agreement shall be
          governed by, and construed in accordance with, the laws of the State of California, without regard to the principles of conflicts of laws thereof.

                    5.4  Captions.  The paragraph headings
          contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

                    5.5 Successors. This Agreement shall be fully effective and binding on the Company and each of its successors in interest and assigns. This Agreement and all rights of Mr. Kassar hereunder shall inure to the benefit of and be enforceable by Mr. Kassar's personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.

                    5.6 Modification of Agreement. No provisions of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing signed by Mr. Kassar and such officer of the Company as may be specifically designated by the Board of Directors of the Company. No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter hereof have been made by either party which are not set forth expressly in this Agreement.

                    5.7 Validity. The validity or enforceability of any provision or provisions of this Agreement shall not be affected by the invalidity or unenforceability of any other provision of this Agreement, and such valid and enforceable provisions shall remain in full force and effect.

                    5.8  Counterparts.  This Agreement may be
          executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together will constitute one and the same instrument.

                    5.9  Entire Agreement.  This Agreement sets
          forth the entire agreement of the parties hereto with respect to the subject matter contained herein and supersedes all prior agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written, between the parties with respect thereto and, except as otherwise expressly provided herein, is not intended to confer upon any other person any rights or remedies hereunder.


                    IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

                                   CAROLCO PICTURES INC.

                                   By:/s/ Lynwood Spinks
                                      Name:  Lynwood Spinks
                                      Title: Executive Vice President

                                            /s/ Mario F. Kassar
                                            Mario F. Kassar